david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

June 6, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
David Link Howard Efron Wilson Lee

Re:	LightWave Acquisition Corp. Registration Statement on Form S-1 Submitted Filed May 20, 2025 File No. 333-287412

Dear Ms. Gorman:

On behalf of our client, LightWave Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 4, 2025 (the “Staff’s Letter”) regarding the Company’s registration statement on Form S-1 that was filed by the Company on May 20, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Summary

Sponsor Information, page 12

1.	Please ensure that all “compensation received or to be received by the SPAC sponsor, its affiliates, and promoters” is disclosed in the table in accordance with Item 1602(b)(6) of Regulation S-K. We note that you have included William Bunker in the table, but have not disclosed the compensation to be paid. Please ensure you provide disclosure with respect to your officers and all of your director nominees. Please make similar revisions to your table on page 118. See Item 1603(a)(6) of Regulation S-K.

Response: The Company has revised the disclosure on page 12 of the Amended Registration Statement to address the Staff’s comment. The Company further advises the Staff that the reference to Mr. Bunker was erroneously included in the compensation table on page 12 and that all compensation received or to be received by the sponsor, its affiliates, and promoters has been disclosed in the table.

Founder shares, page 21

2.	We note disclosure on page 23 and elsewhere in the filing that “if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders.” Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.

Response: The Company has revised the disclosure on pages 23, 30, 34, 133, 137, 158, and 161 of the Amended Registration Statement to address the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you have any questions or would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner